Exhibit 99
Letter to Shareholders
First Quarter 2024

We had a really strong first quarter 2024 with robust premium growth and underwriting profitability significantly better than our target profitability goals. The companywide combined ratio (CR) for the quarter was 86.1 and net premiums written (NPW) were up 18%, compared to the first quarter last year. As I drafted this opening paragraph, I couldn’t help but reflect on all the hard work of so many Progressive employees who enabled us to be in this position after several years of uncertainty. I often get asked what makes us different and I believe it truly is our ability to create and execute on a plan and work united as a team, knowing what each person’s role is on the team to achieve success. It feels wonderful to be in our current position, and we can now focus our conversations on “putting our foot on the gas” to continue to generate strong growth. However, in true Progressive fashion, we remain mindful that it’s still early in the year and many things can quickly change.

Our Personal Lines business started off the year with a solid profitability foundation and robust consumer shopping that grew through the first quarter. Our first quarter CR was 84.5, compared to 98.7 in the first quarter last year, reflecting the benefits of lower loss frequency in the first quarter and our very disciplined approach managing through the 2023 calendar year. During the first quarter 2024, we experienced 0.7 points of favorable prior year development, a favorable swing of almost 5 points compared to the first quarter last year when we had adverse prior year development. Over half of the favorable development in the first quarter 2024 was in Florida and, in part, related to lower frequency of losses after tort reform legislation that passed in the first quarter last year. For the first quarter, on a year-over-year basis, our loss frequency was down nearly 9% for both bodily injury and physical damage. In addition, Personal Lines profitability continued to benefit from the rate and non-rate actions we took in 2023 to achieve our target profit margins. While we feel that we are currently adequately priced in much of the country, we will continue to assess our data, monitor trends, and adjust rates accordingly as we cautiously resume more typical business operations that support growth.

During the first quarter 2024, our Personal Lines NPW grew 20%, over the first quarter last year, and policies in force (PIF) were up 7% to end the quarter at 26.5 million PIFs. In late 2023, we started to unwind some of the non-rate restrictions in place during the year, and we continued to reduce these restrictions during the first quarter 2024 as profitability in various states improved. In addition, we are increasing our media spend. During the first quarter, due to the combination of elevated shopping, reduced non-rate restrictions, and increased media spend, our Direct auto business tied the record setting quote volumes we delivered in the first quarter 2023, and we also experienced our largest single day quote volume ever in our Direct auto business. Operationally, our Customer Relationship Management (CRM) organization is doing an excellent job keeping up with increased demand as our phone sales organization set daily and weekly new business application records. In addition to new business, we have experienced ten consecutive months of year-over-year improvement in policy life expectancy.

In product development, we remain focused on pricing segmentation. During the quarter, we elevated our first state on our latest auto product model 8.9, with 20 more states scheduled to elevate during 2024. Model 8.8 was in 27 states that represented over 60% of NPW at quarter end. In our 8.8 product model, we continue to see improvements in competitiveness in policies with prior insurance.

For the quarter, our Commercial Lines NPW increased 11% at a CR of 91.8, which was better than our full calendar-year profitability target and 6.6 points better than the first quarter 2023. We raised commercial auto rates, excluding our expansion products, about 17% in 2023 and profitability continues to improve as those rate increases earn into our results. Our expansion products (transportation network company (TNC), business owners’ policy (BOP), and Protective Insurance products, which we now refer to as Progressive Fleet & Specialty) continue to be on track with our historical timeframes to achieve profitability targets. For our TNC products, based on past results and the loss costs unique to this product, we continued to take significant rate increases upon renewal in an effort to improve profitability. We remain optimistic that we are well positioned to meet our profitability targets in the TNC business.

Challenging freight market conditions continue to provide growth headwinds for our for-hire transportation (FHT) business market target (BMT). We have seen the FHT BMT continue to shrink since the fourth quarter of 2022, as the number of active motor carriers has decreased, on a net basis, in nearly every month since then, which is resulting in growth challenges in our FHT BMT. On the other hand, we are seeing healthy shopping and new business application growth in our other BMTs. Given that we responded more swiftly than the industry to address rising loss costs and profitability challenges in 2023, we believe we are well positioned with adequate rates, competitive pricing, and improved segmentation to grow profitably in 2024.

With current rate levels that we believe are adequate for anticipated losses, our focus is turning to growth and introducing new segmentation and product features designed to improve competitiveness for preferred business. We recently launched our latest commercial auto 8.2 product model, and it is in market in two states as of the end of the first quarter and another state elevated early in the second quarter. We will be rolling it out to additional states throughout the remainder of the year and will continue to monitor its performance.

We also launched BOP in Florida, which marked the 45th state where we write this product and increased our footprint to writing in 76% of the commercial multiperil market. With this latest state, we deployed our most advanced product, customized underwriting guidelines, and an enhanced policy contract. Early results indicate strong quoting volume with conversion in line with expectations.

Our Property business finished the first quarter with a combined ratio of 93.4, which is 12.1 points better than the first quarter 2023, and solid growth. Both weather and non-weather losses contributed to the profitability in the first quarter 2024. Catastrophe losses were down 5.0 points from the first quarter 2023. We ended the quarter with 3.2 million PIFs, 10% over first quarter 2023. NPW increased 17%, compared to the prior year quarter, driven primarily by growth in new business applications and increased retention in states where we are focused on growth. Consistent with Personal and Commercial Lines, our Property business continued to benefit from the rate increases taken in 2023 to address profitability concerns and adjust for inflation.

Our main priority for the Property business continues to be improving profitability and rebalancing the volatility risk in our book. We have continued to manage overall exposure by focusing growth efforts on markets that are less susceptible to catastrophic weather events and lowering our exposure to coastal and hail-prone states. In states where we are focused on growth, PIFs grew just over 20% from first quarter 2023 and decreased just over 5% in states that are more prone to catastrophes and have higher exposure to hail. In regions where our appetite to write new business is limited, we are prioritizing Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs. In addition to shifting our mix, we continued to adjust rates to address profitability concerns, elevating rate increases of close to 6% across the Property portfolio during the first quarter 2024, which brings the trailing four quarter aggregate rate increase to about 17%. We also continued to focus on advancing segmentation through the roll-out of our newest product 5.0 model, elevating two more states in the first quarter. Adding Arizona and Utah brought the total states elevated on the new product model to five states that represent about 13% of countrywide home premium on a trailing 12-month basis.

In the first quarter of 2024, our investment portfolio saw a return of 0.8%. While we saw less volatility in the market during the quarter than much of 2022 and 2023, there continues to be a lot of uncertainty regarding the direction of monetary policy as we move forward. Our fixed-income portfolio return was 0.3%, as interest rates moved higher during the quarter. While interest rates remained volatile, we saw a rise in the equity markets that produced a total return on this portfolio of 9.9% for the quarter, which could reflect the market’s excitement regarding new technologies and a more benign economic environment. During the quarter, we took advantage of higher interest rates to move our duration up to 3.2 years.

The first three months of 2024 provided us with our second consecutive quarter of strong capital generation. A strong performance from our operating business, along with positive investment returns, led to a further strengthening of our robust capital position. In light of our capital strength, we took the opportunity to redeem all $500 million of our outstanding preferred shares during the first quarter, and believe we are in a position to significantly grow our business.

As I often do, I like to share stories I receive about either customers or employees, as it gives you a unique view of our incredible culture. I’m providing two of those in this letter and I think both will make you appreciate the passion that we have for each other and the customers we serve.

Melissa, a supervisor from our Customer Relationship Organization, wrote:

On a beautiful Saturday afternoon, my husband and I headed to the auto parts store. Little did we know that this outing would turn into the perfect advertisement for Progressive. While browsing the store, we overheard a conversation between two employees discussing the need for insurance for a jet ski trailer.

Standing there, amidst automotive parts, I was struck by an urge to chime in with a solution, courtesy of our own Progressive. But, before a word could escape my lips, to my inner delight (and hardly contained excitement), the response from his coworker came as if it were a line taken straight from one of Flo’s commercials: "Oh dude, you just gotta call Progressive. They do this bundling thing, and it’s really a great price."

The exchange continued, only reinforcing my silent cheerleading from the aisle over. The employee advocated for our bundling options, praising Progressive’s competitive pricing and exceptional service, echoing sentiments I, too, hold dear.

As we left the store, I couldn’t help but feel proud of the impact our work has and the unexpected brand ambassadors we have in the communities we serve.

The story below is from Ashley, one of our teammates in Virginia. She recently shared her experience as a Progressive employee (including her first time using our newest benefit—volunteer time off).

In March 2017, I had just been promoted to a supervisor role in Virginia when our family was rocked by a devastating tragedy that left our beautiful two-year-old son, Luke, with a significant brain injury. He fell into a pond, and it took 25 minutes to revive him.

I was devastated watching my sweet boy fight to survive and didn’t know what the next days—or even hours—would hold. I called my manager, Greg, and left him a message explaining that I wasn’t sure when I’d be back to work. By Monday morning, Greg was by my side in the hospital. He’d already worked with HR to figure out how to handle my time away and was asking what more he could do to help.

That was just the beginning of my son’s road to recovery. Despite all the emotions I was feeling, one I never experienced was loneliness. My amazing coworkers, the same ones who had thrown me a baby shower when I was pregnant with Luke, visited daily. They brought books, fresh clothes, coffee, slippers, and most importantly the warmest encouragement. They sat by my side when Luke began breathing on his own for the first time. They celebrated with me when he opened his eyes and smiled. They washed his blankets to bring him the comfort of home, even in a hospital room. They laughed with me, they cried with me, and they celebrated each victory like it was their own. They were the family we needed to make it through the most traumatic experience of our lives.

In the months that followed, Luke was transferred to a hospital 2.5 hours away in Baltimore. The Ronald McDonald House provided a free, welcoming, supportive environment for my husband and our other three children when they came to visit on weekends. While we were there, my manager from Virginia visited and coworkers I’d never met in Baltimore checked in on us.

Seven years later, Luke has made strides in his recovery, thanks to his many treatments. He’s the same kid, with different abilities. Every year on the anniversary of his accident, we do something to make a positive impact and this year, my coworkers invited me to join them in using our volunteer time off at the Ronald McDonald House. I got to stand in the kitchen of the place that sustained our family physically, with the same people that sustained our family emotionally. It was a full circle experience that reminded me how fortunate I am to work with such thoughtful, kind people at a company that supports our desire to serve others.

I hope those two stories give you a better sense of who we are as a company and my belief that people and culture are so very strategic to our success.

Also relevant to our culture, for the fourth year in a row, Progressive has been recognized as a Gallup Exceptional Workplace Award winner! Even though we don’t manage towards awards or recognition, this is further evidence that our efforts to promote the well-being of our employees, prioritize communication and listening strategies, and integrate engagement into every stage of our employee and manager lifecycle. We have a truly special culture that enables us to do our best work together.

Through the discipline of our organization, the diligence of our product management teams, and resiliency of all our Progressive people, we continue to thrive during uncertain times with a first quarter that I believe has positioned us well for the balance of 2024.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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